# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Outlook Therapeutics, Inc., CIK 0001649989
CUSIP: 69012T305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, Iselin, New Jersey (NJ), 08852
Date of event which requires filing of this statement: 01/17/2025
Amends the filing with accession number 0000947871-22-000750
Filed by CIK 0001804598
Persons authorized to receive notices and communications: GMS Ventures and Investments, c/o Maples Corporate Services Limited, P.O Box 309 Ugland House South Church St, George Town, Cayman Islands (E9), KY1-1104, 345-949-8066; Allen Overy Shearman Sterling, Bank of America Tower, 800 Capitol Street, Suite 2200, Houston, Texas (TX), 77002, 713 354-4900

## Reporting persons
- GMS VENTURES & INVESTMENTS (CIK 0001804598): type of reporting person: investment company (IV); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 12,725,216; sole dispositive power 0; shared dispositive power 12,725,216; aggregate amount beneficially owned 12,725,216 (38.6% of the class)
- SUKHTIAN GHIATH M. (CIK 0001717441): type of reporting person: individual (IN); citizenship or place of organization: Jordan (M2); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,725,216; sole dispositive power 0; shared dispositive power 12,725,216; aggregate amount beneficially owned 12,725,216 (38.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Outlook Therapeutics, Inc.
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, Iselin, New Jersey (NJ), 08852
Comment:
This Amendment No. 3 ("Amendment No. 3") to Schedule 13D supplements and amends the statement on Schedule 13D of GMS Ventures and Investments ("GMS Ventures") and Ghiath M. Sukhtian ("Sukhtian" and, together with GMS Ventures, the "Reporting Persons") originally filed with the SEC on July 7, 2022, as amended by Amendment No. 1 thereto, filed with the SEC on December 29, 2022, and Amendment No. 2 thereto, filed with the SEC on March 20, 2024 (together, as so amended, the "Schedule 13D"). Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 3 to report certain changes in their beneficial ownership of Shares of the Issuer as result of GMS Ventures' execution of an Inducement Letter, as defined and described in Item 4 of this Schedule 13D.

## Item 2. Identity and Background
Residence or business address: The principal office address of GMS Ventures is c/o Maples Corporate Services Limited, P.O Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following after the last paragraph:

The source of funds for the exercise of GMS Ventures' Existing Warrants (as defined in Item 3 below) was the working capital of GMS Ventures and capital contributions made to GMS Ventures.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following after the last paragraph:

On January 16, 2025, the Issuer entered into warrant exercise inducement offer letter agreements (each an "Inducement Letter" and together, the "Inducement Letters") with certain holders, including GMS Ventures (each a "Holder" and collectively, the "Holders"), of existing warrants to purchase Shares (the "Existing Warrants") pursuant to which the Holders agreed to exercise their Existing Warrants at a reduced exercise price of $2.51 per Share in exchange for the Issuer's agreement to issue two new warrants to purchase Shares for each Existing Warrant exercised (the "Inducement Warrants"). The transactions effected pursuant to the Inducement Letters closed on January 17, 2025.

The Inducement Warrants are exercisable at an exercise price of $2.26 per Share and are only exercisable for cash, except in limited circumstances. Half of the Inducement Warrants (the "Tranche A Inducement Warrants") are exercisable immediately and have a term of five years from the date of issuance. The remaining Inducement Warrants (the "Tranche B Inducement Warrants") will be exercisable upon the effective date (the "Amendment Effective Date") of an amendment to the Issuer's Certificate of Incorporation increasing the number of authorized Shares issuable thereunder. The Tranche B Inducement Warrants will have a term of five years from the Amendment Effective Date.

Pursuant to the terms of the Inducement Letter by and between the Issuer and GMS Ventures, GMS Ventures exercised 3,458,571 Existing Warrants at an exercise price per Share of $2.51 in return for receipt of 3,458,571 Tranche A Inducement Warrants and 3,458,571 Tranche B Inducement Warrants.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 24,905,635 outstanding Shares of the Issuer, as set forth in the Issuer's Annual Report on Form 10-Q for the year ending September 30, 2024, filed with the SEC on December 27, 2024, plus 3,458,571 Shares underlying Tranche A Inducement Warrants and 3,458,571 Shares underlying Tranche B Inducement Warrants.

As of the date hereof, GMS Ventures directly owns 5,808,074 Shares and 6,917,142 warrants to purchase Shares, representing a total of 12,725,216 Shares beneficially owned by GMS Ventures. This represents approximately 38.6% of the outstanding Shares, calculated pursuant to Rule 13d-3 under the Act.

Sukhtian is the holder of a controlling interest in GMS Holdings, which is the sole owner of GMS Ventures. By virtue of such relationship, Sukhtian may be deemed to beneficially own the securities held by GMS Ventures for purposes of Rule 13d-3 under the Act. This represents approximately 38.6% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
GMS Ventures:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,725,216
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,725,216

Sukhtian:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,725,216
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,725,216
Transactions in the class effected during the past sixty days: The transactions described in Item 4 are incorporated herein by reference. Except as described in Item 4, the Reporting Persons have not effected any transactions in Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following after the last paragraph:

Inducement Letter

Item 4 above summarizes certain provisions of the Inducement Letter by and between the Issuer and GMS Ventures and is incorporated herein by reference.

Tranche A Inducement Warrants

In connection with the transactions described under Item 4 above, the Issuer agreed to file a resale registration statement on Form S-3 (the "Tranche A Resale Registration Statement") with the SEC within 45 calendar days from the execution time of the Inducement Letters to register the resale of the Shares underlying the Tranche A Inducement Warrants, and to use commercially reasonable efforts to cause the Tranche A Resale Registration Statement to become effective within 60 calendar days from the execution time of the Inducement Letters (or within 90 calendar days in case of "full review" of the Tranche A Resale Registration Statement by the SEC).

Tranche B Inducement Warrants

In connection with the transactions described under Item 4 above, the Issuer agreed to file a resale registration statement on Form S-3 (the "Tranche B Resale Registration Statement") with the SEC within 45 calendar days from the Amendment Effective Date to register the resale of the Shares underlying the Tranche B Inducement Warrants, and to use commercially reasonable efforts to cause the Tranche B Resale Registration Statement to become effective within 60 calendar days from the Amendment Effective Date (or within 90 calendar days in case of "full review" of the Tranche B Resale Registration Statement by the SEC).

The foregoing descriptions of the Inducement Letter, the Tranche A Inducement Warrants and the Tranche B Inducement Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Inducement Letter, the Tranche A Inducement Warrants and the Tranche B Inducement Warrants, the forms of which are filed as Exhibits 5, 6 and 7 to this Amendment No. 3, respectively, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
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Exhibit Description
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1. Joint Filing Agreement, between Ghiath M. Sukhtian and GMS Ventures and Investments, dated January 22, 2025.*
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2. Amended & Restated Investor Rights Agreement by and between Outlook Therapeutics,
Inc. and GMS Ventures and Investments, dated as of April 21, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K, filed with the SEC on April 22, 2022).
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3. Power of Attorney by Ghiath M. Sukhtian, dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by Ghiath M. Sukhtian with the SEC on
January 29, 2020).
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4. Power of Attorney by GMS Ventures and Investments, dated as of February 25, 2020
(incorporated by reference to Exhibit 24.1 to the Form 3 filed by GMS Ventures and
Investments with the SEC on February 27, 2020).
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5. Form of Inducement Letter, dated as of January 16, 2025 (incorporated by reference to
Exhibit 10.1 of to the Issuer's Form 8-K, filed with the SEC on January 16, 2025).
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6. Form of Common Stock Purchase Warrant of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 of to the Issuer's Form 8-K, filed with the SEC on January
16, 2025).
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7. Form of Common Stock Purchase Warrant of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.2 of to the Issuer's Form 8-K, filed with the SEC on January 16,
2025).
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* Filed herewith.

## Signatures
- GMS VENTURES & INVESTMENTS: /s/ Lawrence A. Kenyon, Lawrence A. Kenyon (01/22/2025)
- SUKHTIAN GHIATH M.: /s/ Lawrence A. Kenyon, Lawrence A. Kenyon (01/22/2025)